Form 10-K405, Exhibit 13
period 1995-12-31
UNITED BANCORP /OR/
filed 1996-03-29
CIK 101032

                                   EXHIBIT 13.1

                       United Bancorp Annual Report for 1995
                       -------------------------------------

       13.1.1
                         UNITED BANCORP AND SUBSIDIARIES
                         -------------------------------
                         UNITED BANCORP AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1995 and 1994
                 (in thousands of dollars, except per share data)

                                                           1995        1994
ASSETS
  Cash and cash equivalents:
    Cash and due from banks.........................   $  3,899      $  5,048
    Interest bearing deposits with bank.............          0         2,020
                                                          -----       -------
      Total cash and cash equivalents...............      3,899         7,068

  Securities:
    Held-to-maturity, fair value of $26,197 in 1994.        ---        27,551
    Available-for-sale..............................     46,669        31,456
                                                         ------        ------
      Total securities..............................     46,669        59,007

  Loans.............................................     39,985        33,775
    Less allowance for loan losses..................       (476)         (483)
                                                         ------        ------
      Net loans.....................................     39,509        33,292

  Bank premises, furniture and equipment, net.......      2,769         2,941
  Accrued interest receivable and other assets......      1,013         1,134
  Deferred income taxes.............................          0           415
                                                         ------        ------
      Total assets..................................   $ 93,859      $103,857
                                                        =======       =======
LIABILITIES
  Deposits:
    Demand..........................................   $ 10,947      $ 12,317
    Interest bearing................................     27,057        28,099
    Savings.........................................     12,684        16,550
    Time certificates of $100 or larger.............        874         1,089
    Time certificates less than $100................     12,547        10,331
                                                         ------        ------
      Total deposits................................     64,109        68,386

  Federal funds purchased and securities sold under
   agreements to repurchase.........................     10,467        13,606
  Bank line of credit...............................      2,646         4,600
  Notes payable.....................................      4,103         7,092
  Debt of Employee Stock Ownership Plan.............        233           240
  Deferred income taxes.............................        182           ---
  Other liabilities.................................        658           441
                                                         ------        ------
      Total liabilities.............................   $ 82,398      $ 94,365
                                                         ------        ------
Commitments (Note 12)


                                    -13.1.1-
       13.1.2
                         UNITED BANCORP AND SUBSIDIARIES
                         -------------------------------
                       CONSOLIDATED BALANCE SHEETS (CONT.)
                          December 31, 1995 and 1994
              (amounts in thousands of dollars, except share data)

                                                           1995       1994
STOCKHOLDERS' EQUITY
  Preferred stock, no par value; 1,000,000 shares
   authorized, none issued..........................       ---        ---
  Common stock; $2.50 par value; 5,000,000 shares
   authorized, 440,441 (438,534 in 1994) shares
   issued and outstanding...........................   $  1,101     $  1,096
  Additional paid-in capital........................      3,515        3,484
  Retained earnings.................................      6,899        5,940
  Unearned Employee Stock Ownership Plan compensation      (233)        (240)
  Net unrealized gains (losses) on securities available-
  for-sale, net of $112 liability ($488 benefit in 1994)
  for deferred income taxes.........................        179         (788)
                                                         ------        ------
    Total stockholders' equity......................     11,461        9,492
                                                         ------        ------
      Total liabilities and stockholders' equity....   $ 93,859     $103,857
                                                        =======      =======


The accompanying notes are an integral part of these consolidated financial statements.



























                                    -13.1.2-
       13.1.3
                        UNITED BANCORP AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
             for the years ended December 31, 1995, 1994 and 1993
               (in thousands of dollars, except per share data)

                                                1995       1994       1993
INTEREST INCOME
 Loans...................................... $ 3,982    $ 3,242     $ 2,503
 Federal funds sold and interest bearing
  deposits with bank........................      57        100         113
 Securities:
    Taxable.................................   2,828      3,013       3,054
    Exempt from federal income taxes........     414        332         105
                                              ------     ------      ------
    Total interst on securities.............   3,242      3,345       3,159
                                              ------     ------      ------
      Total interest income.................   7,281      6,687       5,775

INTEREST EXPENSE
 Deposits...................................   1,328      1,228       1,443
 Federal funds purchased and securities
  sold under agreements to repurchase.......     483        422         240
 Notes payable..............................     629        383         184
                                              ------     ------      ------
    Total interest expense..................   2,440      2,033       1,867
                                              ------     ------      ------
      Net interest income...................   4,841      4,654       3,908
Provision (credit) for loan losses..........      80          0        (537)
                                              ------     ------      ------
      Net interest income after provision
      (credit) for loan losses..............   4,761      4,654       4,445
                                              ------     ------      ------
NONINTEREST INCOME
 Service charges on deposit accounts........     557        520         514
 Other service charges, commissions and fees     198        176         248
 Other......................................     134         88          61
                                              ------     ------      ------
                                                 889        784         823
                                              ------     ------      ------
NONINTEREST EXPENSE
 Salaries and employee benefits.............   2,132      2,150       1,590
 Executive Incentive Plan...................      60         55          77
 Contract labor.............................     110        165         274
 Net occupancy and equipment................     588        547         504
 Outside data processing services...........     203        194         239
 Supplies...................................     126        114          88
 FDIC assessment............................      78        156         156
 Professional services......................      74         90         168
 Advertising/public relations...............      87         84         105
 Realized (gains) losses on sales
  of securities.............................    (118)       366          (2)
 Other......................................     741        718         745
                                              ------     ------      ------
    Total noninterest expense...............   4,081      4,639       3,944
                                              ------     ------      ------

                                    -13.1.3-
       13.1.4
                         UNITED BANCORP AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME (CONT.)
                for the years ended December 31, 1995, 1994, 1993
                 (in thousands of dollars, except per share data)

                                                1995       1994       1993
      Income before income taxes............ $ 1,569    $   799     $ 1,324


Provision for income taxes..................     426        212         297
                                              ------     ------      ------
          Net income........................ $ 1,143    $   587     $ 1,027
                                              ======     ======      ======

Average number of common and common
equivalent shares outstanding............... 423,330    421,453     437,624
                                             =======    =======     =======

Net income per common share................. $  2.70    $  1.39     $  2.34
                                                ====       ====        ====

The accompanying notes are an integral part of these consolidated financial statements.
































                                    -13.1.4-
       13.1.5
                         UNITED BANCORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the years ended December 31, 1995, 1994 and 1993
                           (in thousands of dollars)

                                                1995       1994       1993
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS

Cash flows from operating activities:
 Net income................................. $ 1,143   $   587      $ 1,027
 Reconciliation of net income to net cash
 provided by operating activities:
  Loss on disposal of furniture and
   equipment................................     ---        48          ---
  Depreciation..............................     261       241          255
  Provision (credit) for loan losses........      80       ---         (537)
  Deferred income tax provision (benefit)...      (5)       28          191
  Stock dividend received on FHLB stock.....     (92)      (59)         (61)
  Amortization of investment securities'
   discounts and premiums...................     (27)      236          386
  Realized (gains) losses on sales of
   securities...............................    (118)      366           (2)
  Change in assets and liabilities:
  (Increase) decrease in interest receivable
   and other assets.........................     121      (279)         136
  Increase (decrease) in other liabilities..     217       207         (288)
                                              ------    ------       ------
  Net cash provided by operating activities.   1,580     1,375        1,107
                                              ------    ------       ------
Cash flows from investing activities:
 Securities:
  Available-for-sale:
   Maturities...............................   2,912     6,897         ----
   Purchases................................  (6,077)  (15,471)        ----
   Proceeds from sales......................  13,166    10,064         ----
  Held-to-maturity:
   Maturities...............................   6,037    13,954         ----
   Purchases................................  (2,041)  (15,963)        ----
 Maturities of securities...................    ----      ----       23,765
 Purchases of securities....................    ----      ----      (26,864)
 Proceeds from sales of securities..........    ----      ----        2,014
 Net (increase) decrease in loans...........  (6,210)   (4,713)      (5,063)
 Purchase of premises, furniture and equip..    (105)     (622)        (108)
                                              ------    ------       ------
  Net cash provided by (used in) investing
   activities.............................     7,682    (5,854)      (6,256)
                                              ------    ------       ------







                                    -13.1.5-
       13.1.6
                         UNITED BANCORP AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
                for the years ended December 31, 1995, 1994, 1993
                            (in thousands of dollars)

                                                1995       1994       1993
Cash flows from financing activities:
 Net increase (decrease) in deposits........ $(4,277)  $ (2,544)    $    843
 Proceeds from issuance of ESOP debt........      69        159         ----
 Stock purchased for ESOP...................     (69)      (159)        ----
 Payment of ESOP debt.......................      78         10           60
 Net increase (decrease) in federal funds
  purchased and securities sold under
  repurchase agreements.....................  (3,139)     3,712       (4,942)
 Net borrowings (repayments) from bank line
  of credit.................................  (1,954)     3,000        1,600
 Advances from FHLB of Seattle..............  16,800      2,597       10,216
 Repayment of debt and advances from FHLB
  of Seattle................................ (19,789)       (10)      (8,229)
 Retirement of stock........................    ----        (19)         (21)
 Proceeds from issuance of stock............      34         35           24
 Cash dividends paid........................    (184)      (175)        (130)
                                              ------     ------       ------
  Net cash provided by (used in) financing
   activities............................... (12,431)     6,606         (579)
Net increase (decrease) in cash and cash      ------     ------       ------
 equivalents................................  (3,169)     2,127       (5,728)
Cash and cash equivalents at beginning
 of year....................................   7,068      4,941       10,669
                                              ------     ------       ------
Cash and cash equivalents at end of year.... $ 3,899   $  7,068     $  4,941
                                              ======     ======       ======
NONCASH INVESTING AND FINANCING ACTIVITIES

Change in net unrealized gains (losses) on
securities available-for-sale, net of
deferred income taxes....................... $   967   $(1,057)     $    269

Transfer of securities from held-to-
maturity to available-for-sale, effective
December 1, 1995, net of unrealized gain
of $128..................................... $23,680      ----          ----

CASH PAID DURING THE YEAR FOR
 Interest................................... $ 2,554   $ 2,014      $  1,908
 Income taxes...............................     364       296           341

The accompanying notes are an integral part of these consolidated financial statements.






                                    -13.1.6-
       13.1.7a
                         UNITED BANCORP AND SUBSIDIARIES
                       STATEMENTS OF STOCKHOLDERS' EQUITY
              for the years ended December 31, 1995, 1994 and 1993
                           (in thousands of dollars)

                                                     Additional
                                    Common Stock       Paid-in  Retained
                                   Shares    Amount    Capital  Earnings
                                   ------   --------  --------  --------
Balances, December 31, 1992.......  436,992  $ 1,092   $ 3,469   $ 4,631
Net income........................     ----     ----      ----     1,027
Compensation under Employee
 Stock Ownership Plan.............     ----     ----      ----      ----
Dividends declared-$.30 per share.     ----     ----      ----      (130)
Retirement of stock...............   (1,302)      (3)      (18)     ----
Dividends reinvested..............    1,898        5        19      ----
Net unrealized holding gains......        0        0         0         0
                                    -------   ------    ------    ------
Balances, December 31, 1993.......  437,588    1,094     3,470     5,528
Net income........................     ----     ----      ----       587
Compensation under Employee
 Stock Ownership Plan.............     ----     ----      ----      ----
Stock purchased for Employee Stock
 Ownership Plan...................     ----     ----      ----      ----
Dividends declared-$.40 per share.     ----     ----      ----      (175)
Retirement of stock...............   (1,345)      (3)      (16)     ----
Dividends reinvested..............    2,291        5        30      ----
Net unrealized holding losses.....        0        0         0         0
                                    -------   ------    ------    ------
Balances, December 31, 1994.......  438,534    1,096     3,484     5,940
Net income........................     ----     ----      ----     1,143
Compensation under Employee
 Stock Ownership Plan.............     ----     ----         2      ----
Stock purchased for Employee Stock
 Ownership Plan...................     ----     ----      ----      ----
Dividends declared-$.42 per share.     ----     ----      ----      (184)
Dividends reinvested..............    1,907        5        29      ----
Net unrealized holding gains......        0        0         0         0
                                    -------   ------    ------    ------    -
Balances, December 31, 1995.......  440,441  $ 1,101   $ 3,515   $ 6,899   $

FOR TOTALS OF EACH YEARS ACTIVITIES, TABLE IS CONTINUED ON NEXT PAGE.

The accompanying notes are an integral part of these consolidated financial statements.










                                    -13.1.7a-
       13.1.7b
                         UNITED BANCORP AND SUBSIDIARIES
                       STATEMENTS OF STOCKHOLDERS' EQUITY
              for the years ended December 31, 1995, 1994 and 1993
                (in thousands of dollars, except share amount)

                                         Unearned
                                         Employee        Net
                                           Stock      Unrealized
                                         Ownership      Gains
                                           Plan       (Losses) on
                                       Compensation   Securities       Total
                                       ------------   -----------    ---------
Balances, December 31, 1992.........    $    (151)          ----      $  9,041
Net income..........................         ----           ----         1,027
Compensation under Employee
 Stock Ownership Plan...............           60           ----            60
Dividends declared-$.30 per share...         ----           ----          (130)
Retirement of stock.................         ----           ----           (21)
Dividends reinvested................         ----           ----            24
Net unrealized holding gains........            0      $     269           269
                                            -----         ------        ------
Balances, December 31, 1993.........          (91)           269        10,270
Net income..........................         ----           ----           587
Compensation under Employee
 Stock Ownership Plan...............           10           ----            10
Stock purchased for Employee Stock
 Ownership Plan.....................         (159)          ----          (159)
Dividends declared-$.40 per share...         ----           ----          (175)
Retirement of stock.................         ----           ----           (19)
Dividends reinvested................         ----           ----            35
Net unrealized holding losses.......            0         (1,057)       (1,057)
                                            -----         ------        ------
Balances, December 31, 1994.........         (240)          (788)        9,492
Net income..........................         ----           ----         1,143
Compensation under Employee
 Stock Ownership Plan...............           76           ----            78
Stock purchased for Employee Stock
 Ownership Plan.....................          (69)          ----           (69)
Dividends declared-$.42 per share...         ----           ----          (184)
Dividends reinvested................         ----           ----            34
Net unrealized holding gains........            0            967           967
                                            -----         ------        ------
Balances, December 31, 1995.........         (233)       $   179       $11,461

The accompanying notes are an integral part of these consolidated financial statements.









                                    -13.1.7b-
       13.1.8
                         UNITED BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (amounts in thousands of dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements include the accounts of United Bancorp (the Company) and its wholly-owned subsidiaries, Douglas National Bank
(the Bank) (including its wholly-owned subsidiary, Douglas National Bank Insurance Agency, Inc.) and UBC Investment Corporation,which was merged into United Bancorp in December 1995. The Company and the Bank provide banking, commercial financing, mortgage lending and brokerage, investing, insurance and other services primarily to customers in the Douglas County area of Oregon. All significant inter-company transations and balances have been eliminated in consolidation. Substantially all of the Bank's depositors are businesses and individuals located in Douglas County.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from or deposited with banks, and interest bearing balances due from banks. Generally, federal funds are sold for one-day periods.

Securities

On December 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and reported an increase to December 31, 1993 stockholders' equity of $269 ($437 before deferred income taxes). Investments in securities are classified by management as either held-to-maturity, available-for-sale, or trading. Management determines the appropriate classification of securities at the time of purchase. On December 1, 1995, the Company transferred all of its held-to-maturity securities, with an amortized cost and net unrealized gain of $23,552 and $128, respectively, to the available-for-sale classification.

Investments in debt securities classified as held-to-maturity are acquired with the intent and ability to hold to maturity, are stated at cost, and are adjusted for amortization of premiums and accretion of discounts. Securities sold from the held-to-maturity portfolio within 90 days of maturity when interest rate risk has been substantially eliminated as a pricing factor are considered to have matured.





                                    -13.1.8-
       13.1.9
                         UNITED BANCORP AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                        (amounts in thousands of dollars)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Securities classified as available-for-sale are to be held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of bank assets and liabilities, or demands on liquidity. These securities are carried at fair value and unrealized holding gains and losses (net of deferred income taxes) are reported as a separate component of stockholders' equity.

Securities classified as trading are to be carried at fair value, with the unrealized gains and losses included in earnings. The Company has no securities classified as trading securities.

Interest income on debt securities is included in income using the level yield method. Gains and losses on sales of securities are recognized on a specific identification basis.

Loans

Loans are reported at their principal outstanding balance net of charge-offs, deferred loan fees and costs on originated loans, unearned income, and unamortized premiums or discounts on purchased loans. Interest income is generally recognized when income is earned using the interest method. Loan origination fees and certain direct loan origination costs are deferred and the net amounts are amortized as adjustments of the loans' yields.

Allowance for Loan Losses

The Bank adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", on January 1, 1995. Under the new Standard a loan is considered impaired based on current information and events if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

The adequacy of the allowance for credit losses is periodically evaluated by the Bank in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Management's evaluation of the adequacy of the allowance is based on a review of the Bank's historical loss experience, known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered.






                                    -13.1.9-
       13.1.10
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:
                        (amounts in thousands of dollars)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The allowance for credit losses is established through charges to earnings in the form of a provision for credit losses. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in the provision for credit losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable.

When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Bank Premises, Furniture and Equipment

Premises, furniture, equipment, improvements and replacements are stated at cost. Depreciation is recognized on the straight-line method over the estimated useful life of the asset. Gains and losses from disposal of assets are reflected in noninterest expense. Maintenance and repairs are expensed and betterments are capitalized. Costs of purchased software are amortized over five years.






                                    -13.1.10-
       13.1.11
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)
                            (amounts in thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company files consolidated federal and State of Oregon income tax returns. Subsidiaries of the Company are allocated a share of the consolidated income tax provision by use of the separate return method. On January 1, 1993, the Company prospectively adopted Statement of Financial Accounting Standards No.
109. The cumulative and 1993 effect on net income of adopting SFAS No. 109 was immaterial. The Statement requires the use of an asset and liability approach to account for income taxes.

Earnings Per Share

Earnings per share is net income divided by weighted average common shares outstanding.

Reclassifications

Certain 1993 and 1994 amounts have been reclassified to conform to the 1995 presentation.

































                                    -13.1.11-
       13.1.12
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                        (amounts in thousands of dollars)

2.  SECURITIES:

The amortized cost and estimated market values of securities are as follows at December 31:

                                               Gross       Gross
                                  Amortized  Unrealized  Unrealized Approximate
                                    Cost       Gains       Losses    Fair Value
                                  ---------  ----------  ----------  ----------
Held-to-Maturity
 1994:
  U.S. Treasury obligations.....   $   503        ----        ----    $    503
  U.S. Government agencies......    13,076        ----    $    690      12,386
  Collateralized mortgage obliga-
   tions and mortgage-backed
   securities...................     8,461    $      5         261       8,205
  Obligations of State and
   political subdivisions.......     5,511           0         408       5,103
                                    ------     -------      ------      ------
    Total.......................   $27,551    $      5    $  1,359    $ 26,197
                                    ======     =======     =======      ======
Available-for-Sale
 1995:
 U.S. Government agencies.......   $10,324    $    164    $     65    $ 10,423
 Collateralized mortgage obliga-
  tions and mortgage-backed
  securities....................    24,098         266         103      24,261
 Obligations of State and
  political subdivisions........    10,467          95          66      10,496
 Federal Reserve and Federal Home
  Loan Bank stock...............     1,489           0           0       1,489
                                    ------     -------     -------      ------
    Total.......................   $46,378    $    525    $    234    $ 46,669
                                    ======     =======     =======      ======
Available-for-Sale
 1994:
 U.S. Government agencies.......   $ 2,199        ----    $    174    $  2,025
 Collateralized mortgage obliga-
  tions and mortgage-backed
  securities....................    26,612    $     36         964      25,684
 Obligations of State and
  political subdivisions........     2,605        ----         174       2,431
 Federal Reserve and Federal
  Home Loan Bank stock..........     1,316           0           0       1,316
                                    ------     -------     -------      ------
    Total.......................   $32,732    $     36    $  1,312    $ 31,456
                                    ======     =======     =======      ======




                                    -13.1.12-
       13.1.13
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:
                             (amounts in thousands)

2.  SECURITIES, continued:

The carrying amount and approximate market value of debt securities at December 31, 1995 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        Available-for-Sale
                                                     Amortized    Approximate
                                                        Cost       Fair Value
                                                     ---------    ------------
Due in one year or less...................           $    245      $      244
Due after one year through 5 years........              8,533           8,537
Due after 5 years through 10 years........             14,733          14,791
Due after 10 years........................             21,378          21,608
                                                       ------          ------
                                                     $ 44,889       $  45,180
                                                       ======          ======

Summarized information for securities transactions is as follows:

                                       Proceeds                           Net
                                         from                          Realized
                                       Sales of     Gross    Gross      Gains
                                     Investments    Gains    Losses    (Losses)
                                     -----------    ------   ------   ---------
 1993...............................  $   2,014      $   2    $  ---   $     2
 1994...............................  $  10,064      $   7    $ (373)  $  (366)
 1995...............................  $  13,166      $ 241    $ (123)  $   118

Securities under the control of the Bank with a par value of approximately $15,285 and $16,413 at December 31, 1995 and 1994, respectively, were pledged to collateralize repurchase agreements and public funds.
















                                    -13.1.13-
       13.1.14
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:
                             (amounts in thousands)

3.  LOANS AND ALLOWANCE FOR LOAN LOSSES:

The loan portfolio consists of the following at December 31:

                                                          1995         1994
                                                       ----------   ----------
     Commercial and agricultural....................    $ 27,214     $ 20,237
     Real estate mortgage loans.....................       7,278        6,135
     Installment and consumer.......................       4,431        5,604
     Real estate construction loans.................       1,109        1,826
                                                         -------      -------
                                                          40,032       33,802
     Less net deferred loan fees....................         (47)         (27)
                                                         -------      -------
       Total loans..................................    $ 39,985     $ 33,775
                                                         =======      =======

Allowance for loan loss activity was as follows:

                                                1995       1994       1993
                                              --------   --------   --------
     Balance, beginning of year............    $  483     $  488     $ 1,064
     Provision (credit) for loan losses....        80        ---        (537)
     Loans charged off.....................      (130)       (50)        (87)
     Recoveries............................        43         45          48
                                                -----      -----      ------
     Balance, end of year..................    $  476     $  483     $   488
                                                =====      =====      ======

At December 31, 1995, the Bank had no loans requiring a specific valuation allowance in accordance with SFAS No. 114. During 1995, the Bank did not have any loans which would be classified as impaired under the guidelines of SFAS No. 114.

At December 31, 1995 and 1994, the Bank had nonaccrual loans of $4 and $168, respectively. Interest income of $12 and $11 was recognized on these loans in 1995 and 1994, respectively. Had these loans performed in accordance with their original terms, additional interest income of $1 and $5 would have been recorded in 1995 and 1994, respectively.

A substantial portion of the Bank's loans are made to businesses and residents located in Douglas County, Oregon. The Bank's credit policies require an evaluation of each borrower's credit worthiness on a case-by-case basis. Collateral generally consists of real and personal property. At the discretion of management, personal guarantees of the borrower may be obtained in addition to the collateral. The ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to adverse changes in the local market conditions. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio.

                                    -13.1.14-
       13.1.15
4.  BANK PREMISES, FURNITURE AND EQUIPMENT:

Bank premises, furniture and equipment consists of the following at December
31:

                                                           1995       1994
Land, buildings and improvements.....................     $ 3,106    $ 3,106
Furniture and equipment..............................       1,190      1,101
                                                           ------     ------
                                                            4,296      4,207
     Less accumulated depreciation...................      (1,527)    (1,266)
                                                           ------     ------
                                                          $ 2,769    $ 2,941
                                                           ======     ======

5.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE:

Securities sold under agreements to repurchase represent short-term borrowings with maturities which do not exceed 270 days. The following is a summary of such short-term borrowings for the years ended December 31, 1995 and 1994.

                                                           1995       1994
Daily average balance outstanding during year.......     $  9,740    $  7,570
Maximum balance outstanding at any month end........       11,225      11,356

  Weighted average interest rate during year........         4.41%       3.20%
  Weighted average interest at December 31..........         4.33%       4.08%

6.  BANK LINE OF CREDIT:

The bank line of credit is with the Federal Home Loan Bank of Seattle for $4,716, with $2,646 outstanding at December 31, 1995 with a variable interest rate of 6.125%. Borrowings are collateralized by a blanket pledge arrangement which requires the Bank to maintain unencumbered collateral (FHLB stock, securities and loans). The line of credit expires August 16, 1996.

7.  NOTES PAYABLE:

Notes payable consist of the following at December 31:

                                                            1995       1994
 Advances from Federal Home Loan Bank (FHLB) of Seattle,
 monthly principal payments plus interest, maturity of
 individual advances between 1996 and 2014, interest rates
 between 5.0% to 7.8%, collateralized by a blanket pledge
 arrangement which requires the Bank to maintain
 unencumbered collateral (FHLB stock, securities and
 loans), subject to penalties for prepayments...........   $  4,103   $ 7,092
                                                              =====     =====

                                    -13.1.15-
       13.1.16
                          UNITED BANCORP AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:
                               (amounts in thousands)

7.  NOTES PAYABLE, continued:

The approximate aggregate maturities of notes payable subsequent to December 31, 1995 are as follows:

     1996...............................      $    303
     1997...............................             0
     1998...............................           236
     1999...............................           151
     2000...............................           163
     Thereafter.........................         3,250
                                                 -----
                                               $ 4,103

8.  INCOME TAXES:

The provision for income taxes is composed of the following:

                                                1995       1994       1993
 Current provision:
    Federal..............................      $  377     $  135     $   59
    State................................          54         49         47
 Deferred income tax provision (benefit).          (5)        28        191
                                                -----      -----      -----
                                               $  426     $  212     $  297
                                                =====      =====      =====

The effective income tax rate varies from the expected federal income tax rate. The reasons for the variance are as follows:

                                                  1995       1994       1993
Expected federal income tax provision at 34%...  $  533     $  268     $  450
State income tax, net of federal income
 tax effect....................................      35         46         58
Interest on obligations of states and political
 subdivisions exempt from federal taxation.....    (142)      (118)       (35)
Change in estimate of prior-year taxes.........    ----       ----       (166)
Other, net.....................................       0         16        (10)
                                                  -----      -----      -----
                                                 $  426     $  212     $  297
                                                  =====      =====      =====







                                    -13.1.16-
       13.1.17
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:
                              (amounts in thousands)

8.  INCOME TAXES, continued:

An analysis of the components of the deferred provision for income taxes is as follows:

                                                1995       1994       1993
  Provision for loan losses...............     $  (31)       ----   $   206
  Federal Home Loan Bank stock dividends..         35     $    23        24
  Other, net..............................         (9)          5       (39)
                                                -----       -----     -----
                                               $   (5)    $    28   $   191
                                                =====      ======    ======

Deferred tax liabilities and assets result from differences between the tax and financial reporting bases of assets and liabilities at currently enacted
tax rates.   The components of the net deferred tax asset (liability) are as follows:

                                                           1995       1994
Assets:
  Bank premises, furniture and equipment..............    $  177     $   184
  Nonqualified benefit plans..........................       118         102
  Unrealized losses on securities available-for-sale..       ---         490
  Other, net..........................................         8          13
  Less valuation allowance............................      (243)       (247)
                                                            ----        ----
      Deferred tax asset..............................        60         542
                                                            ----        ----
Liabilities:
  Federal Home Loan Bank stock........................      (104)        (70)
  Loan loss reserves..................................       (26)        (57)
  Unrealized gains on securities available-for-sale...      (112)          0
                                                            ----        ----
      Deferred tax liability..........................      (242)       (127)
                                                            ----        ----
        Net deferred tax asset (liability)............    $ (182)     $  415
                                                            ====        ====












                                    -13.1.17-
       13.1.18
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:
                              (amounts in thousands)

9.  CASH AND DIVIDEND RESTRICTIONS:

The Bank is required to maintain reserves in the form of cash on hand or cash on deposit with the Federal Reserve Bank equal to a percentage of its reservable deposits. Required reserves at December 31, 1995 were $755.

The Bank, as a National Bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

The dividends that the Bank could declare, without the approval of the Comptroller of the Currency, amounted to approximately $2,300 as of December 31, 1995.

10.  EMPLOYEE BENEFIT PLANS:

Profit Sharing Plan

The Company's Employee Profit Sharing Plan covers substantially all the employees of the Company. Annual contributions are determined by the Board of Directors. During 1995, 1994 and 1993, contributions to the plan were $19, $16 and $17, respectively.

Executive Incentive Plan

The Executive Incentive Plan rewards key officers for performance and continuity of service. The plan is a long-term deferred compensation plan. Awards earned under the plan vest ratably over four years and were $36, $14 and $38 in 1995, 1994 and 1993, respectively. Expenses recognized under the plan were $32, $55 and $76 in 1995, 1994 and 1993, respectively.

Employee Stock Ownership Plan (ESOP) and Debt

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers substantially all employees of the Company. The Company makes annual contributions to the ESOP. The amount of the annual contributions is discretionary, except that it must be sufficient to enable the ESOP to service its debt. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released and allocated to active employees, based on the proportion of debt paid. The debt of the ESOP is recorded as a liability and the shares pledged as collateral are reported as unearned ESOP compensation in the equity section of the balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares for all shares acquired by the ESOP subsequent to December 31, 1992, and equal to the book value of shares acquired prior to January 1, 1993. The shares become outstanding for earnings-per-share
(EPS) computations, at the time of allocation to the active employees. ESOP compensation expense related to the payment of debt was $78, $10, and $60 in 1995, 1994, and 1993, respectively.



                                    -13.1-18-
       13.1.19
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:
                              (amounts in thousands)

10.  EMPLOYEE BENEFIT PLANS, continued:

ESOP debt is due in quarterly installments through March 15, 2000 with interest at 90% of each lender's prime rate (prime rate was 8.5% at December 31, 1995). The Company incurred interest expense on the ESOP debt of $23, $6 and $7 in 1995, 1994, and 1993, respectively.

Shares held by the ESOP as of December 31 were classified as follows:

                                                           1995       1994
Allocated shares:
  Prior to January 1, 1993..........................      $ 52,666   $ 52,056
  Subsequent to December 31, 1992...................         2,212          0
                                                            ------     ------
                                                            54,878     52,056
                                                            ------     ------
Unallocated shares:
  Prior to January 1, 1993..........................         5,876      6,486
  Subsequent to December 31, 1992...................        10,322      8,657
                                                            ------     ------
                                                            16,198     15,143
                                                            ------     ------
     Total ESOP shares..............................      $ 71,076   $ 67,199
                                                            ======     ======

11. TRANSACTIONS WITH RELATED PARTIES:

An analysis of directors, officers and employees loans receivable activity is as follows:

                                                           1995       1994
     Balance, January 1.............................      $ 1,783    $ 1,897
     Additions or renewals..........................          790        358
     Collections....................................         (722)      (472)
                                                           ------     ------
     Balance, December 31...........................      $ 1,851    $ 1,783
                                                           ======     ======

In addition, commitments to extend credit to directors, officers and employees were approximately $440 at December 31,1995.










                                    -13.1.19-
       13.1.20
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:
                              (amounts in thousands)

12.  OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:

In the ordinary course of business, the Bank issues commitments to extend credit and standby letters of credit. The Bank applies the same credit standards to these commitments as it uses in all its lending processes and considers these commitments in its lending risk evaluations. Off balance sheet commitments at December 31 are as follows:

                                                           1995       1994
     Commitments to extend credit..................       $  7,889   $  8,281
     Standby letters of credit.....................            292        136

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the contract agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments may expire without being drawn upon and do not necessarily represent future cash requirements. Customer creditworthiness is evaluated on a case-by-case basis with collateral obtained as necessary based on management's evaluation of the credit. Collateral varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial property.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used by management to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value. The resulting estimates of fair value require subjective judgments and are approximate. Changes in the following methodologies and assumptions could significantly affect the estimates:

Cash and Cash Equivalents

For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities

For investment securities, the fair value is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.






                                    -13.1.20-
       13.1.21
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:
                              (amounts in thousands)

13. FAIR VALUE OF FINANCIAL INSTRUMENTS, continued:

Loans

The fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Variable rate loans with rate adjustments have carrying amounts which are a reasonable estimate of fair value.

Deposits and Repurchase Agreements

The fair value of demand, interest-bearing demand, repurchase agreements and savings deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the interest rates currently offered for the deposits of similar remaining maturities.

Federal Funds Purchased, Bank Line of Credit, Notes Payable and Debt of ESOP
(Debt)

The fair value of federal funds purchased, bank line of credit borrowings, notes payable and debt of ESOP (debt) at December 31, 1995 is estimated by discounting future cash flows at rates currently available for debt with similar terms and remaining maturities.

Off-Balance-Sheet Financial Instruments

Commitments to extend credit and letters of credit represent the principal categories of off-balance-sheet financial instruments. The fair value of these commitments, based on fees currently charged for similar commitments is not material.

The estimated fair values of financial instruments are as follows at December 31, 1995:

                                                           Carrying     Fair
                                                             Value      Value
 Financial assets:
   Cash and cash equivalents..........................    $  3,899   $  3,899
   Available-for-sale securities......................      46,669     46,669
   Loans..............................................      39,985     39,842

 Financial liabilities:
   Deposits and repurchase agreements.................    $ 74,576   $ 74,789
   Debt...............................................       6,982      7,015






                                    -13.1.21-
       13.1.22
                           UNITED BANCORP AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                          (amounts in thousands of dollars)

14.    PARENT COMPANY ONLY FINANCIAL INFORMATION:

Presented as follows are the condensed balance sheets and statements of income and cash flows for United Bancorp as of and for the year ended December 31:

                            CONDENSED BALANCE SHEETS
                            (in thousands of dollars)

                                                           1995       1994
                                                         --------   --------
  ASSETS:
    Cash and cash equivalents.......................      $    65        ----
    Receivable from subsidiary......................           10    $    107
    Equity in wholly-owned subsidiaries:
      Douglas National Bank.........................       10,471       8,718
      UBC Investment Corporation....................         ----       1,039
    Land and buildings, net.........................        1,806          20
    Other assets....................................          216         158
                                                           ------      ------
      Total assets..................................      $12,568     $10,042
                                                           ======      ======
  LIABILITIES:
    Debt of ESOP....................................      $   233     $   240
    Payable to subsidiary...........................          800         253
    Other liabilities...............................           74          57
                                                           ------      ------
      Total liabilities.............................        1,107         550
                                                           ------      ------
  STOCKHOLDERS' EQUITY
    Common stock....................................        1,101       1,096
    Additional paid-in capital......................        3,515       3,484
    Retained earnings...............................        6,899       5,940
    Unearned ESOP compensation......................         (233)       (240)
    Net unrealized gains (losses), net of income
     taxes, on securities available-for-sale by
     subsidiary.....................................          179        (788)
                                                           ------      ------
      Total stockholders' equity....................       11,461       9,492
                                                           ------      ------
        Total liabilities and stockholders' equity..      $12,568     $10,042
                                                           ======      ======










                                    -13.1.22-
       13.1.23
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                         (amounts in thousands of dollars)

14.  PARENT COMPANY ONLY FINANCIAL INFORMATION, Continued:

                         CONDENSED STATEMENTS OF INCOME
                           (in thousands of dollars)

                                                1995       1994       1993
                                              --------   --------   --------
  INCOME:
    Dividends from subsidiaries............    $   400    $   315    $    276
    Interest from subsidiaries.............         78          6           7
    Other income...........................         89         62          32
                                                ------     ------      ------
      Total income.........................        567        383         315
                                                ------     ------      ------
  EXPENSES:
    Executive Incentive Plan...............         60         55          77
    Directors fees.........................         26         24          26
    Depreciation...........................          9          1           2
    Interest...............................         23          6           7
    Interest to subsidiary.................         73         25          23
    Other..................................         27         36          47
                                                ------     ------      ------
     Total expenses........................        218        147         182
                                                ------     ------      ------
     Income before taxes and equity in
      undistributed income of subsidiaries.        349        236         133

      Income tax benefit...................        (10)       (53)        (54)

      Income before equity in undistributed
       income of subsidiaries..............        359        289         187
                                                ------     ------      ------
 EQUITY IN UNDISTRIBUTED INCOME OF
 SUBSIDIARIES
    Douglas National Bank..................        784        296         551
    UBC Investment Corporation.............          0          2         289
                                                ------     ------      ------
                                                   784        298         840
                                                ------     ------      ------
        Net income.........................    $ 1,143    $   587     $ 1,027
                                                ======     ======      ======










                                    -13.1.23-
       13.1.24
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                         (amounts in thousands of dollars)

14.  PARENT COMPANY ONLY FINANCIAL INFORMATION, Continued:

                        CONDENSED STATEMENTS OF CASH FLOWS
                            (in thousands of dollars)

                                                  1995       1994       1993
                                                --------   --------   --------
INCREASE (DECREASE IN CASH AND CASH EQUIVALENTS
  Cash flows from operating activities:
    Net income...............................    $ 1,143    $   587    $ 1,027
    Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation.............................         9          1          2
     Equity in undistributed income of
      subsidiaries............................      (784)      (298)      (810)
     (Increase) decrease in receivable from
      subsidiary..............................        97        (53)       (54)
     Increase in other assets.................       (58)       (30)       (33)
     Increase (decrease) in other liabilities.        17         (1)        58
                                                  ------     ------     ------
     Net cash provided by operating activities       424        206        190
  Cash flows from investing activities:           ------     ------     ------
    Purchase of preferred stock of subsidiary.       ---        (47)
    Merger of UBC Investment Corporation......        56          0
     Net cash provided by (used in) investing     ------     ------
      activities..............................        56        (47)
  Cash flows from financing activities:           ------     ------
    Net proceeds from bank line of credit.....       (12)        12
    Proceeds from issuance of ESOP debt.......        69        159
    Stock purchased for ESOP..................       (69)      (159)
    Repayment of long-term debt...............      (255)       (25)       (27)
    ESOP contribution from Bank...............        78         10         60
    Repayment of ESOP debt....................       (76)       (10)       (60)
    Dividends reinvested......................        34         35         24
    Retirement of stock.......................      ----        (19)       (21)
    Cash dividends paid.......................      (184)      (175)      (130)
                                                  ------     ------     ------
     Net cash used in financing activities....      (415)      (172)      (154)
                                                  ------     ------     ------
  Net increase (decrease) in cash and cash
  equivalents.................................        65        (13)        36
  Cash and cash equivalents at beginning of year       0         13          7
                                                  ------     ------     ------
  Cash and cash equivalents at end of year.....  $    65    $     0    $    43
                                                  ======     ======     ======






                                    -13.1.24-
       13.1.25
                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:
                         (amounts in thousands of dollars)

14.  PARENT COMPANY ONLY FINANCIAL INFORMATION, continued:

NONCASH INVESTING ACTIVITIES

                                                1995       1994       1993
  Change in net unrealized gains (losses)
   on securities available-for-sale, net of
   deferred income taxes....................   $   967    $ (1,057)  $    269

  Merger of UBC Investment Corporation:
   Increase in cash........................         30
   Increase in fixed assets, net...........        (68)
   Increase in long-term debt..............        651
   Income from UBC Investment Corporation..         26
  Transfer of fixed assets from Bank
   to Bancorp..............................         99



































                                    -13.1.25-
       13.1.26
                         UNITED BANCORP AND SUBSIDIARIES
                         FIVE-YEAR SUMMARY OF OPERATIONS
            (amounts in thousands of dollars, except per share data)

                               1995      1994      1993      1992      1991
                             --------  --------  --------  --------  --------
Interest income.............  $  7,281  $  6,687  $  5,775  $ 6,766   $  7,114
Interest expense............     2,440     2,033     1,867    2,268      2,785
                               -------   -------   -------   ------    -------
Net interest income.........     4,841     4,654     3,908    4,498      4,329
Provision (credit) for loan
 losses.....................        80         0      (537)     (71)       102
                               -------   -------   -------   ------    -------
Net interest income after
 provision for loan losses..     4,761     4,654     4,445    4,569      4,227
Noninterest income..........       889       784       823      811        928
Noninterest expense.........    (4,081)   (4,639)   (3,944)  (3,496)    (3,494)
                                ------   -------   -------   ------    -------
Income before income taxes..     1,569       799     1,324    1,884      1,661
Provision for income taxes..       426       212       297      728        635
                                ------   -------   -------   ------    -------
Net income..................  $  1,143  $    587  $  1,027  $ 1,156   $  1,026
                               =======   =======   =======   ======    =======
Per share (adjusted for
stock dividends):
   Net income...............  $   2.70  $   1.39  $   2.34  $  2.65   $   2.37
   Shareholders' equity.....     26.02     21.64     23.47    22.22      18.27
   Dividends................       .42       .40       .30      .25        .20

Average number of shares
 outstanding................   423,330   421,453   437,624  437,044    433,838

Dividends declared..........  $    184  $    175  $    130  $   123   $     92

Average assets..............  $ 98,858  $100,225  $ 94,418  $90,225   $ 76,888



















                                    -13.1.26-
       13.1.27

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of United Bancorp:

We have audited the accompanying consolidated balance sheets of United Bancorp and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of United Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Bancorp and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for income taxes and investment securities in 1993.




------------------------
Coopers & Lybrand L.L.P.




Eugene, Oregon
January 23, 1996















                                    -13.1.27-
       13.1.28

LETTER TO SHAREHOLDERS:

To our Shareholders and  Friends:

It is always a pleasure to report the results of actions that were favorable. 1995 proved to be an almost exact opposite of 1994, with interest rates closing at a 3-year low. As a result our decision to restructure our investment portfolio during 1994 was correct, allowing the Bank to lock into higher yields and increased earnings for 1995. United Bancorp reported net income of $1,143,000 for the year ended December 31, 1995, a substantial increase over the $587,000 net earnings in 1994. On a per share basis, earnings for 1995 averaged $2.70 compared to $1.39 for the previous year. Cash dividends declared per share in 1996, payable to Shareholders of Record on February 29, 1996, were $.44, compared to $.42 paid in 1995. Our capital position continues to remain strong and exceeds the 6 percent regulatory requirements. Tier 1 capital to total risk weighted assets (leverage ratio) was 18.6 percent compared to
15.9 percent for last year. Average assets have increased from $76 million in 1991 to $98 million in 1995 totally supported by internally generated capital. United Bancorp's book value per share (shareholder's equity) has grown from $18.27 in 1991 to $26.02 in 1995, a 42 percent increase in shareholder value.

By year-end 1995, loans had increased to $39.9 million, up 18.4 percent over year-end 1994, primarily due to expanded activity in small business and agricultural lending. The allowance for loan losses at year end 1995, was at $476,000 or 1.20 percent of loans, compared to 1.43 percent for year-end 1994. Loan quality continues to be good. Non-performing loans totaled only $178,604 at December 31, 1995, compared to $416,896 last year.

The investment portfolio is our largest asset at $46.7 million at year-end. This portfolio is well-diversified and has good asset quality. Last year we sold bonds purchased during the low interest rate cycle and replaced them with higher yielding bonds. As a result, our security portfolio book yield to maturity at December 31, 1995 was 8.6 percent, well in excess of industry norms. This compares to a book yield of 7.0 percent last year.

The low interest rates during 1995 had an impact on our deposits which were down $4.2 million. However, we continue to meet our customer's needs by offering higher yielding mutual funds and annuities through our non-bank subsidiary, Douglas National Bank Insurance Agency. This company continues to expand and provide alternative investment choices for our bank customers.

There are two important measures for shareholders to use when determining bank performance. The first is reviewing net interest income and non-interest income. These two numbers, when added together, indicate a bank's sales volume and provide a good analysis of how the bank's revenue stream is progressing. The company has shown steady net revenue increases going from $5.0 million in 1991 to $5.7 million in 1995. The second important measure of a bank's performance is its net interest margin. This measures profitability and the success of the bank's business of banking. That is, collecting deposits and lending these dollars to customers. Douglas National Bank's net interest margin in 1995 was 5.20 percent, compared to 5.41 percent in 1991. On a historical basis, revenue and net interest income has remained strong for the past five years which is essential in maintaining long-term profitability.




                                    -13.1.28-
       13.1.29

The company's non-interest expenses were down 12.0 percent in 1995 to a total of $4.1 million, a $558,000 decrease. This represents an annualized ratio of non-interest expense to total revenue of 50.0 percent, compared to 62.1 percent a year ago. While substantially improved, this ratio continues to be higher than industry norms and higher than we would like it to be. We are working to continue to reduce non-essential expenses. We have emphasized that every employee should think about the way we work in order to develop more efficient and cost-effective methods of running our operations and servicing our customers.

Following our theme of "Banking One on One" we continue to work on strengthening the service and products we offer. Our expanded investment products provide a diversified selection of investments available to our customers. The bank's Checkloan personal line of credit allows qualified customers to borrow money without applying for each loan. Our investment deposit accounts enable our customers to earn current market rates on their deposited funds. We also had success in 1995 with an inflation fighter
"Step Up" certificate of deposit, which helped offset some disintermediation into mutual funds. And the highly successful Prime Timers program, for the mature market, offers many benefits and group activities. A recent U.S. Small Business Administration study found that Douglas National Bank ranked 3rd in the State of Oregon among banks in lending to small businesses. Douglas National Bank makes a high percentage of small business loans in Douglas County and we are proud to earn the distinction as the most user-friendly business bank in Douglas County. In addition, the bank earned high rankings on two mystery customer service surveys conducted in 1995.

To emphasize our commitment to service we introduced the "Best of the Best" award. It is given quarterly to outstanding employees who best exemplify the high level of quality service and professional standards of the bank. From the select group of winners, we chose Meddie Kinder to receive the annual award. We congratulate Meddie for her excellent performance.

We continue to take pride in the substantial investment of time and money we make in the communities we serve. The Roseburg Chamber of Commerce recognized Douglas National Bank for our commitment to community service and support of many organizations. Eleven years ago we established the George Gratke Community Service Award to encourage a high level of employee involvement in community service. We are pleased to present this award for 1995 to Henry "Huck" Zellweger, Prime Timers Manager, for his many contributions to the senior citizens of Douglas County.

Douglas National Bank has been given the prestigious Blue Ribbon Bank award again in 1995 by Veribanc, Inc. and is ranked among the highest rated banks in the United States. We live up to our customers' expectations of safety and soundness. Our capital ratios are high. Asset quality is sound. Our liquidity is strong. We have all the components of a very successful bank.

In February, 1995, Bill Roberts, the bank's Credit Administrator for the past 15 years, left the field of banking. Bill served our company with dedication and integrity. We thank him for the many contributions he made and wish him continued success in all his future endeavors. Replacing Bill as Credit Administrator is Don McDonel. He has many years of extensive community bank experience and uses sound fundamental credit principles in managing the loan functions of the bank.


                                    -13.1.29-
       13.1.30

In November, 1995, Joseph Taucher retired from the Board of Directors. He served on the Boards of United Bancorp, Douglas National Bank, U.B.C. Investment Corporation, and Douglas National Bank Insurance Agency since joining the Board in 1987. Joe's counsel as a director has been invaluable and deeply appreciated. The Board of Directors elected Brian Pargeter, President of Umpqua Insurance Agency, to fill this vacancy. Brian's professional business background and community involvement will make an important contribution to our bank.

A message to our shareholders would not be complete without acknowledging the strong support we receive from our employees, board of directors, and share-holders. Please continue to refer your friends to us. Douglas National Bank is YOUR bank, and we want to serve all of YOUR financial services needs.

For the Board of Directors,



___________________________
David A Jackson
Chairman of the Board
United Bancorp


____________________________
Gary L. Kjensrud
President and CEO
Douglas National Bank




























                                    -13.1.30-