Form 10-K405/A, Exhibit 13
period 1995-12-31
UNITED BANCORP /OR/
filed 1996-07-11
CIK 101032

EXHIBIT 13.1

                       United Bancorp Annual Report for 1995
                       -------------------------------------

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

                         UNITED BANCORP AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
                for the years ended December 31, 1995, 1994, 1993
                            (in thousands of dollars)

                                                1995       1994        1993
Cash flows from financing activities:
 Net increase (decrease) in deposits........ $(4,277)  $ (2,544)    $    843
 Proceeds from issuance of ESOP debt........      69        159         ----
 Stock purchased for ESOP...................     (69)      (159)        ----
 Payment of ESOP debt.......................      78         10           60
 Net increase (decrease) in federal funds
  purchased and securities sold under
  repurchase agreements.....................  (3,139)     3,712       (4,942)
 Net borrowings (repayments) from bank line
  of credit.................................  (1,954)     3,000        1,600
 Advances from FHLB of Seattle..............  16,800      2,597       10,216
 Repayment of debt and advances from FHLB
  of Seattle................................ (19,789)       (10)      (8,229)
 Retirement of stock........................    ----        (19)         (21)
 Proceeds from issuance of stock............      34         35           24
 Cash dividends paid........................    (184)      (175)        (130)
                                              ------     ------       ------
  Net cash provided by (used in) financing
   activities............................... (12,431)     6,606         (579)
Net increase (decrease) in cash and cash      ------     ------       ------
 equivalents................................  (3,169)     2,127       (5,728)
Cash and cash equivalents at beginning
 of year....................................   7,068      4,941       10,669
                                              ------     ------       ------
Cash and cash equivalents at end of year.... $ 3,899   $  7,068     $  4,941
                                              ======     ======      =======
NONCASH INVESTING AND FINANCING ACTIVITIES

Change in net unrealized gains (losses) on
securities available-for-sale, net of
deferred income taxes....................... $   967   $(1,057)     $    269

Transfer of securities from held-to-
maturity to available-for-sale, effective
December 1, 1995, net of unrealized gain
of $128..................................... $23,680      ----          ----

CASH PAID DURING THE YEAR FOR
 Interest................................... $ 2,554   $ 2,014      $  1,908
 Income taxes...............................     364       296           341

The accompanying notes are an integral part of these consolidated financial statements.

       33a
                         UNITED BANCORP AND SUBSIDIARIES
                       STATEMENTS OF STOCKHOLDERS' EQUITY
              for the years ended December 31, 1995, 1994 and 1993
                           (in thousands of dollars)

                                                     Additional
                                    Common Stock       Paid-in      Retained
                                   Shares    Amount    Capital      Earnings
                                   ------   --------  --------      --------
Balances, December 31, 1992.......  436,992  $ 1,092   $ 3,469      $ 4,631
Net income........................     ----     ----      ----        1,027
Compensation under Employee
 Stock Ownership Plan.............     ----     ----      ----         ----
Dividends declared-$.30 per share.     ----     ----      ----         (130)
Retirement of stock...............   (1,302)      (3)      (18)        ----
Dividends reinvested..............    1,898        5        19         ----
Net unrealized holding gains......        0        0         0            0
                                    -------   ------    ------       ------
Balances, December 31, 1993.......  437,588    1,094     3,470        5,528
Net income........................     ----     ----      ----          587
Compensation under Employee
 Stock Ownership Plan.............     ----     ----      ----         ----
Stock purchased for Employee Stock
 Ownership Plan...................     ----     ----      ----         ----
Dividends declared-$.40 per share.     ----     ----      ----         (175)
Retirement of stock...............   (1,345)      (3)      (16)        ----
Dividends reinvested..............    2,291        5        30         ----
Net unrealized holding losses.....        0        0         0            0
                                    -------   ------    ------       ------
Balances, December 31, 1994.......  438,534    1,096     3,484        5,940
Net income........................     ----     ----      ----        1,143
Compensation under Employee
 Stock Ownership Plan.............     ----     ----         2         ----
Stock purchased for Employee Stock
 Ownership Plan...................     ----     ----      ----         ----
Dividends declared-$.42 per share.     ----     ----      ----         (184)
Dividends reinvested..............    1,907        5        29         ----
Net unrealized holding gains......        0        0         0            0
                                    -------   ------    ------       ------
Balances, December 31, 1995.......  440,441  $ 1,101   $ 3,515      $ 6,899

FOR TOTALS OF EACH YEARS ACTIVITIES, TABLE IS CONTINUED ON NEXT PAGE.

The accompanying notes are an integral part of these consolidated financial statements.










                                    -33a-
       33b
                         UNITED BANCORP AND SUBSIDIARIES
                       STATEMENTS OF STOCKHOLDERS' EQUITY
              for the years ended December 31, 1995, 1994 and 1993
                (in thousands of dollars, except share amount)

                                         Unearned
                                         Employee        Net
                                           Stock      Unrealized
                                         Ownership      Gains
                                           Plan       (Losses) on
                                       Compensation   Securities       Total
                                       ------------   -----------   ---------
Balances, December 31, 1992.........    $    (151)          ----     $  9,041
Net income..........................         ----           ----        1,027
Compensation under Employee
 Stock Ownership Plan...............           60           ----           60
Dividends declared-$.30 per share...         ----           ----         (130)
Retirement of stock.................         ----           ----          (21)
Dividends reinvested................         ----           ----           24
Net unrealized holding gains........            0      $     269          269
                                            -----         ------       ------
Balances, December 31, 1993.........          (91)           269       10,270
Net income..........................         ----           ----          587
Compensation under Employee
 Stock Ownership Plan...............           10           ----           10
Stock purchased for Employee Stock
 Ownership Plan.....................         (159)          ----         (159)
Dividends declared-$.40 per share...         ----           ----         (175)
Retirement of stock.................         ----           ----          (19)
Dividends reinvested................         ----           ----           35
Net unrealized holding losses.......            0         (1,057)      (1,057)
                                            -----         ------       ------
Balances, December 31, 1994.........         (240)          (788)       9,492
Net income..........................         ----           ----        1,143
Compensation under Employee
 Stock Ownership Plan...............           76           ----           78
Stock purchased for Employee Stock
 Ownership Plan.....................          (69)          ----          (69)
Dividends declared-$.42 per share...         ----           ----         (184)
Dividends reinvested................         ----           ----           34
Net unrealized holding gains........            0            967          967
                                            -----         ------       ------
Balances, December 31, 1995.........         (233)       $   179     $ 11,461

The accompanying notes are an integral part of these consolidated financial statements.









                                    -33b-

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

Securities

On December 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and reported an increase to December 31, 1993 stockholders' equity of $269 ($437 before deferred income taxes). Investments in securities are classified by management as either held-to-maturity, available- for-sale, or trading. Management determines the appropriate classification of securities at the time of purchase. On December 1, 1995, the Company transferred all of its held-to-maturity securities, with an amortized cost and net unrealized gain of $23,552 and $128, respectively, to the available-for-sale classification.

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

Allowance for Loan Losses

The Bank adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", on January 1, 1995. Under the new Standard a loan is considered impaired based on current information and events if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The adoption of SFAS 114 had no impact on the Bank"s financial statements or the classification and comparability of its credit risk data for loans.

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

Earnings Per Share

Earnings per share is net income divided by weighted average common shares outstanding. Unallocated Employee Stock Ownership Plan shares are not included in the computation of earnings per share.

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

                         UNITED BANCORP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                        (amounts in thousands of dollars)

2.  SECURITIES:

The amortized cost and estimated market values of securities are as follows at December 31:

                                               Gross       Gross
                                  Amortized  Unrealized  Unrealized Approximate
                                    Cost       Gains       Losses   Fair Value
                                  ---------  ----------  ---------- ----------
Held-to-Maturity
 1994:
  U.S. Treasury obligations.....   $   503        ----        ----   $    503
  U.S. Government agencies......    13,076        ----    $    690     12,386
  Collateralized mortgage obliga-
   tions and mortgage-backed
   securities...................     8,461    $      5         261      8,205
  Obligations of State and
   political subdivisions.......     5,511           0         408      5,103
                                    ------     -------      ------     ------
    Total.......................   $27,551    $      5    $  1,359   $ 26,197
                                    ======     =======     =======     ======
Available-for-Sale
 1995:
 U.S. Government agencies.......   $10,324    $    164    $     65   $ 10,423
 Collateralized mortgage obliga-
  tions and mortgage-backed
  securities....................    24,098         266         103     24,261
 Obligations of State and
  political subdivisions........    10,467          95          66     10,496
 Federal Reserve and Federal Home
  Loan Bank stock...............     1,489           0           0      1,489
                                    ------     -------     -------     ------
    Total.......................   $46,378    $    525    $    234   $ 46,669
                                    ======     =======     =======    =======
Available-for-Sale
 1994:
 U.S. Government agencies.......   $ 2,199        ----    $    174   $  2,025
 Collateralized mortgage obliga-
  tions and mortgage-backed
  securities....................    26,612    $     36         964     25,684
 Obligations of State and
  political subdivisions........     2,605        ----         174      2,431
 Federal Reserve and Federal
  Home Loan Bank stock..........     1,316           0           0      1,316
                                    ------     -------     -------     ------
    Total.......................   $32,732    $     36    $  1,312   $ 31,456
                                    ======     =======     =======    =======

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

The Company considers small homogeneous loans to include consumer loans, credit cards, checkloans, homelines, and other installment loans, under $25,000. Quality ratings for the Bank"s loan assets, in relation to the exposure risk of each credit, are as follows:

GRADE 1
"Prime Assets"- High liquidity, negligible risk
 Loans which are well collateralized by high grade, liquid collateral with ample margins so that repayment is considered undoubted.
GRADE 2
"High Quality Assets"- Good liquidity or demonstrated ability to service debt, low risk
Loans generally collateralized by well margined real or personal property and have a sound primary source of repayment other than from liquidation of the collateral.

GRADE 3
"Standard Assets"- Acceptable liquidity and debt service capacity-acceptable risk
Borrowers in this group are not as strong nor do they provide the liquid or well margined collateral that the better graded risks do, but they do not indicate any apparent significant credit weakness.
GRADE 4
"Criticized Assets"- Other assets especially mentioned
Other assets in this category are currently protected, but are potentially weak. Those assets constitute an undue and unwarranted credit risk, but not to the point of justifying a classification of sub-standard. The credit risk may be relatively minor yet constitute an unwarranted risk in light of the circumstances surrounding a specific asset.
GRADE 5
"Classified Assets"- Substandard
A substandard asset is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well defined weakness that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. GRADE 6
"Classified Assets"- Doubtful
An asset classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and vales, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until more exact status is determined.
GRADE 7
"Classified Assets"- Loss
Assets classified as losses are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.



Classified Assets at December 31, 1995 were as follows (Amounts in Thousands):

                                                  GRADE RATING
                                  ----------------------------------------
                                      4         5         6         7
                                  ----------------------------------------
Consumer Loans.................   $    2    $    19   $    61   $    -0-
Real Estate Loans..............       60        194        75        -0-
Commercial Real Estate Loans...      547         52        -0-       -0-
Commercial Loans...............      383        137         4        -0-

IMPAIRED LOANS-(problem or non-performing loans)
Impaired loans are those that are deteriorating due to problems effecting the borrowers ability to make contractual payments, or repay the loan at maturity. The conditions that effect the borrowers ability to pay include adverse financial developments, operational problems, management or personal problems.

A problem or non-performing loan is defined as a loan whose repayment at maturity is questionable or not in accordance with its contractual terms. A problem loan develops when the bank has reason to believe the borrower cannot, or will not, perform in accordance with the provisions of the loan. Impaired loans would generally fall in asset risk grades 5, 6, or 7.

NON-ACCRUAL LOANS
The Bank's policy is to place loans on non-accrual status based on the following criteria:
  1) An Asset is managed on a cash payment basis because of deterioration in the financial position of the borrower,
  2) payment in full of interest or principal is not expected irrespective of delinquency,
  3) interest or principal has been in default for a period of 90 days or more unless it is both well secured and in the process of collection.

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

                           UNITED BANCORP AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                          (amounts in thousands of dollars)

14.    PARENT COMPANY ONLY FINANCIAL INFORMATION:

Presented as follows are the condensed balance sheets and statements of income and cash flows for United Bancorp as of and for the year ended December 31:

                            CONDENSED BALANCE SHEETS
                            (in thousands of dollars)

                                                           1995       1994
                                                         --------   --------
  ASSETS:
    Cash and cash equivalents.......................      $    65        ----
    Receivable from subsidiary......................           10    $    107
    Equity in wholly-owned subsidiaries:
      Douglas National Bank.........................       10,471       8,718
      UBC Investment Corporation....................         ----       1,039
    Land and buildings, net.........................        1,806          20
    Other assets....................................          216         158
                                                           ------     -------
      Total assets..................................      $12,568    $ 10,042
                                                           ======     =======
  LIABILITIES:
    Debt of ESOP....................................      $   233    $    240
    Payable to subsidiary...........................          800         253
    Other liabilities...............................           74          57
                                                           ------     -------
      Total liabilities.............................        1,107         550
                                                           ------     -------
  STOCKHOLDERS' EQUITY
    Common stock....................................        1,101       1,096
    Additional paid-in capital......................        3,515       3,484
    Retained earnings...............................        6,899       5,940
    Unearned ESOP compensation......................         (233)       (240)
    Net unrealized gains (losses), net of income
     taxes, on securities available-for-sale by
     subsidiary.....................................          179        (788)
                                                           ------     -------
      Total stockholders' equity....................       11,461       9,492
                                                           ------     -------
        Total liabilities and stockholders' equity..      $12,568    $ 10,042
                                                           ======     =======

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




- ------------------------
Coopers & Lybrand L.L.P.




Eugene, Oregon
January 23, 1996

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